Focus Delivers Pre-Feasibility Update for Bayovar 12 Phosphate Project, Peru

After-Tax NPV $458M • IRR 26.4% • Payback 3.9 Years • Mine Life 20 Years

May 16, 2016.   Vancouver, BC Focus Ventures Ltd. (TSX-V. FCV; “FCV” or the “Company”) is pleased to announce results for its National Instrument 43-101 Updated Pre-Feasibility Study (“Updated PFS”) for its 70%-owned Bayovar 12 phosphate project in northern Peru. The Updated PFS was prepared by M3 Engineering & Technology Corp. (“M3”) and Independent Mining Consultants Inc. (“IMC”), both based in Tucson, Arizona and is a change-in-scope study that replaces an earlier M3 Pre-Feasibility Study (“PFS”) dated February 8, 2016.  Key changes-in-scope include:

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one large processing plant instead of the staged commissioning of two smaller ones

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owner-operated instead of contractor-operated overburden stripping

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doubling of pre-production overburden stripping

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a simplified mine plan and production schedule

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larger and more efficient loading and hauling equipment

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a more logical and staged buildout of the tailings storage facility

These changes-in-scope increased capital cost, decreased operating cost and in turn significantly improved the financial performance of the project.

Simon Ridgway, Chairman and CEO of Focus, said, “In sedimentary phosphate deposits there are no starter pits.  As a result, payback of capital is dependent upon achieving name plate process plant capacity and low operating costs early in the mine’s life.  With payback in 3.9 years and an after-tax NPV7.5 $458 million, the Updated PFS clearly demonstrates that large-scale open pit development at Bayovar 12 has the potential to deliver impressive cash margins over an initial 20 year mine life.  It is Focus’ goal to become the long-term supplier of choice for the direct application fertilizer market.”

Except where otherwise noted, all currency amounts are stated in Q1-2016 United States dollars.  All production volumes are stated on a 100% basis and all mined tonnages are stated on a dry basis.  The Company will file the Updated PFS with Canadian securities regulators within 45 days of this release. It will be available at SEDAR and also on the Company’s website.

The Company will host a Conference Call and Webcast on Tuesday, May 17, 2016 at 8am Pacific Time (11am Eastern, 4pm UK) to discuss the Updated PFS.  Call-in details can be found at the end of this release.

Table I     Life-of-Mine Highlights and Comparison with PFS

Item	Updated PFS	PFS	Variance %

Financial Model
After-Tax NPV7.5, $M	458.3	252.9	+ 81.2
IRR, %	26.4	17.2	+ 53.5
Payback, years	3.9	6.6	- 40.9
Capital Cost, $M	167.7	127.3	+ 31.7
Sustaining Capital, $M	193.6	230.3	- 15.9
Undiscounted Cash Flow, $M	1,150.9	846.9	+ 35.9
Product Price Deck, $/t	$145/$185	$145/$185	-
Open Pit Mine
Life, years	20	20	-
Waste, Mt	422.5	367.6	+ 14.6
Ore, Mt	58.8	52.3	+ 12.4
Waste/Ore	7.2	7.1	-
Pre-Production Waste, Mt	23.9	12.4	+ 92.7
Cash Cost Ore, $/t mined	14.69	19.51	- 24.7
Cash Cost Product, $/t	39.35	52.28	- 24.7
Process Plant
Tonnage Processed, M	58.8	52.3	+ 12.4
Tonnage Product, M	20.8	18.5	+ 12.4
Tonnage Product Years 1-5, M	4.75	3.50	+ 35.7
Cash Cost Product, $/t	7.99	10.49	- 23.8
Total Project
Cash Cost Product, $/t	59.79	75.44	- 20.7
Cash Margin Product, $/t	105.20	89.56	+ 17.5

PROJECT DESCRIPTION

The Bayovar 12 project is a conventional truck-loader open pit mine and a process plant that is designed to produce 24% and 28% P2O5 direct application phosphate rock fertilizer (“DAPR”) “products”.  Phosphate ore will be mined at a rate of 8,000 tonnes per day from 13 overburden-covered and laterally-continuous sedimentary phosphate beds, interlayered with diatomite waste or “interburden”.  Overburden, interburden and phosphate ore are free-digging and do not require drilling or blasting.  Ongoing back-filling of the open pit is an integral part of a mine plan that is designed for progressive closure.  The average Waste/Ore (“W/O”) ratio is 7.2/1.

The beneficiation process is simple and chemical-free using sea-water washing, scrubbing and de-sliming. Solid tailings and waste water will be stored in an adjacent tailings-evaporation pond (“TSF”).  Fertilizer product will be trucked 40 km to a dedicated seaborne loading facility.

Figure 1 General Arrangement Drawing

The project is in an established phosphate mining district.  At full capacity it will produce 1 million tonnes of fertilizer product per year over an initial mine life of 20 years and will supply a rapidly-growing market for natural and plant-ready DAPR products.

MINERAL RESOURCE AND RESERVE ESTIMATES

A systematic and wide-spaced 62-hole, 5,971m diamond drilling program delineated a continuous 34 km2 near-surface diatomite sequence containing 13 flat-lying sedimentary phosphate beds. These beds are open to extension over the remaining 91 km2 of the concession.

In order to support the PFS Mineral Resource Estimate, IMC completed a review of the geology and resource block models. IMC then developed an independent Reserve Estimate through the construction of a 20-year open pit shell contained within the Mineral Resource model and based on DAPR prices of $145/t and $185/t for 24% and 28% P2O5 products, respectively. The reader is cautioned that Mineral Resources that are not mineral reserves do not have demonstrated economic viability. In addition, the reader is reminded that the reported Mineral Resource is inclusive of the open pit-constrained Mineral Reserve.

Table II     Bayovar 12 Mineral Resources and Reserves Estimates

Resources*	Tonnes, M	% P2O5
Measured	17.7	13.16
Indicated	209.5	13.04
Inferred	102.2	13.11
Reserves	Tonnes, M	% P2O5
Proven	14.4	12.74
Probable	44.4	13.00
Total Reserves	58.8	12.94
* Minimum thickness, grade cut-off and other mining parameters were not applied. Resource Estimation includes 16 phosphate beds. Reserve Estimation considers the uppermost 13 phosphate beds.

MINING SCHEDULE

The Bayovar 12 phosphate deposit is ideally suited for large-scale open pit development.  It consists of a 40m thick, laterally continuous and near-surface mineralized zone overlain by 30m of overburden.  All volumes in the open pit are free-digging; drilling and blasting are not required.

The planned open pit shape is that of a progressively larger hand-fan and is divided into 13 mining phases.  Each phase has multiple working faces in order to efficiently sequence overburden stripping, ore and interburden mining to ensure regular delivery of ore to the process plant.  Haulage profiles and cycle times were optimized for each of the 13 mining phases.  Waste volumes account for 89% of mine production tonnes.  By continuously placing waste as backfill in mined-out phases of the open pit, haulage distances are minimized and the ex-open pit waste storage footprint is reduced.  Excluding backfill, the open pit at its deepest point will be 76m below surface.

Figure 2 Isometric Open Pit Arrangement Year 7

The open pit will feed the process plant at a nominal rate of 8,000 tonnes per day or 2.7 million tonnes per year.  An accelerated program of pre-production and Year 1 waste stripping, totaling 46.8 million tonnes, is designed to maintain a balanced Life-of-Mine (“LOM”) W/O ratio at 7.2/1.  Low specific gravity of the mined volumes allows for the use of over-sized loading and hauling equipment of the kind often used in coal mining.  Overburden and thicker interburden beds will be mined with 31 m3 front-end loaders and loaded into 110 m3 capacity haul trucks.  Individual phosphate beds and thin interburden layers will be mined with GPS-controlled continuous surface miners.  Over the initial 20 year mine life the open pit will deliver 58.8 million tonnes of ore to the process plant and 424 million tonnes of waste, of which 111 million tonnes will be placed in surface storage, 308 million tonnes as in-pit backfill and 5 million tonnes as construction material for the TSF embankments.

ORE PROCESSING

The process plant, operating at 85% of nominal capacity and without the use of chemical additives, will process on an annual basis 2.7 million tonnes of ore and produce 1 million tonnes of natural DAPR fertilizer products.  The beneficiation process is simple and consists of drum washing with seawater and recycled process water, size classification, attrition scrubbing, hydraulic classification, filtering and rotary drying.  By adjusting the cut point for fines in the tertiary classifying hydrosizer, the process plant is designed to produce, on a batch basis, either a 24% or a 28% P2O5 product.  Phosphate recoveries are forecast at 81.1% and 72.3% for each product, respectively. Infrastructure required for the process plant includes a 16 km - 138 kV transmission line and a 45 km – 32” seawater supply pipeline.

Figure 3 Open Pit Annual Production Schedule

Figure 4 Ore Processing Flow Sheet - Annual Tonnages

CAPITAL COST ESTIMATE

The Capital Cost to design, permit, pre-strip, construct and commission the open pit mine, process plant and ancillary facilities and utilities is estimated at $167.7 million.  Some 90% of total equipment costs were derived from vendor quotes.  Working capital of $40 million is estimated separately and carried in the financial analysis.

Table III     Capital Cost Estimate

Area	$M
Direct Costs
Pre-stripping	41.2
Lease Mining Equipment Deposit	18.2
Tailings Storage Facility	10.3
General Site Costs	2.5
Process Plant	20.6
Seawater Supply Pipeline	18.1
138kV Transmission Line	5.2
Tailings Line	2.2
Ancillaries	12.2
Total Direct Costs	130.5
Indirect Costs
Contractor Indirects	7.7
EPCM Services & Commissioning	4.6
Vendor Reps	0.7
Freight / Duties	4.6
Spare Parts and Initial Fills	1.5
Owner’s Costs	2.5
Total Direct Costs	21.6
Subtotal	152.1
Contingency 20%*	15.6
Total Project	$167.7

*Contingency was not applied to Pre-stripping, Primary Mine Equipment, Tailings Storage Facility, Spare Parts and Owner's Costs

OPERATING COST ESTIMATE

LOM operating costs have been developed for mining, processing, G&A and transportation in First Quarter 2016 U.S. dollars.  At a W/O ratio of 7.2/1 the LOM cost to mine 1 tonne of ore is $14.69.  Improved cash mining costs and product costs are the direct result of a larger capital investment in the project and increased productivity.  These in turn provide the opportunity for consistently strong cash operating margins over the initial 20 year mine life.

Table IV    Average LOM Cash Mining Cost per Tonne of Ore Mined

Area	Tonnes	$ / tonne	$ / ore tonne
Ore	1.0	1.79	1.79
Overburden	3.5	1.79	6.29
Interburden	3.7	1.79	6.61
Total Cash Cost Ore			$14.69

Table V     Average LOM Cash Operating Cost per Tonne of Product

Area	$ / tonne product
Mining	39.34
Processing	7.99
G&A	2.36
Transportation	10.09
Total Cash Cost Product	$59.79

FINANCIAL ANALYSIS

After-Tax Undiscounted Annual and Cumulative Cash Flows, based on operational plans presented in the Updated PFS, are summarized in Figure 5.  Working Capital of $40 million, interest payments, royalties and closure and reclamation costs have been included in the financial analysis.  Key After-Tax metrics include a NPV7.5 $458.5 million, IRR 26.4% and Payback 3.9 years.

Figure 5   Undiscounted After-Tax Annual and Cumulative Cash Flows

SENSITIVITY

Sensitivity analyses – as measured against a systematic range of 50/50 product pricing scenarios – are presented graphically as financial outcomes in terms of forecast After-Tax Undiscounted Cash Flow, NPV7.5 and Payback Period.

Figure 6 Project Sensitivity to Average Product Price

PROJECT EXECUTION PLAN

The forecast Project Schedule to complete a Bankable Feasibility Study, engineer, permit, pre-strip, construct and commission an open pit mine and process plant at Bayovar 12 is presented in Figure 7.

Figure 7 Forecast Project Execution Schedule

QUALIFIED PERSONS

The scientific and technical information in this release was prepared under the supervision of David Cass, Focus’ President, who is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and a Qualified Person in accordance with National Instrument 43-101.  Mr. Cass is responsible for ensuring that the technical information contained in this news release is an accurate summary of the original reports and data provided to or developed by Focus.  The Bayovar 12 Mineral Resource estimate was prepared by Golder Associates under the supervision of Jerry DeWolfe, MSc, PGeo, and the Mineral Reserve estimate was prepared by Herb Welhener, Vice President of Independent Mining Consultants Inc.  Both are Independent Qualified Persons under National Instrument 43-101.

CONFERENCE CALL

A conference call to discuss the updated PFS results will be held on Tuesday, May 17, 2016, at 8am PT / 11am ET / 4pm UK time.  Hosting the call will be David Cass, President of Focus and Ralph Rushton, Director.

Conference call details:

Date:  Tuesday, May 17, 2016

Time:  8am PT / 11am ET / 4pm UK

Dial-in number (Toll-free):  1-877-407-9124

Dial-in number (International):  201-689-8584

Conference ID# 13637827

Replay number (Toll-free):  1-877-660-6853

Replay number (International):  1-201-612-7415

Playback of the teleconference will be available until June 17, 2016.

About Focus

Focus is developing the Bayovar 12 phosphate deposit located 40 km from the coast in the Sechura District of northern Peru. Bayovar 12 hosts a large resource of highly-reactive sedimentary phosphate rock - a key raw material input for fertilizers and vital to world food production.  Reactive phosphate rock from Sechura is a natural, slow-release source of phosphorus that can be applied directly to crops.  Focus’ goal is to become the long-term supplier of choice for rapidly growing direct application fertilizer market.

For further information, please call 604-630-5544 or visit our web site www.focusventuresltd.com.

ON BEHALF OF THE BOARD

David Cass,

President

Symbol: TSXV-FCV

Shares Issued: 120.4-million

Contact:  Ralph Rushton

Tel: (604) 630-5544;  Fax: (604) 682-1514

Email: info@focusventuresltd.com

Website: www.focusventuresltd.com

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain statements contained in this news release constitute forward-looking statements within the meaning of Canadian securities legislation.  All statements included herein, other than statements of historical fact, are forward-looking statements and include, without limitation, statements about the Company’s plans for its Bayovar 12 Project.  Often, but not always, these forward looking statements can be identified by the use of words such as “estimate”, “estimates”, “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “upgraded”, “offset”, “limited”, “contained”, “reflecting”, “containing”, “remaining”, “to be”, “periodically”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by forward-looking statements.  Such uncertainties and factors include, among others, the Company’s plans for its Bayovar 12 Project will proceed as intended; changes in general economic conditions and financial markets; the Company or any joint venture partner not having the financial ability to meet its exploration and development goals; risks associated with the results of exploration and development activities, estimation of mineral resources and the geology, grade and continuity of mineral deposits; unanticipated costs and expenses; and  such other risks detailed from time to time in the Company’s quarterly and annual filings with securities regulators and available under the Company’s profile on SEDAR at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to: that the Company’s plans for the Bayovar 12 Project will proceed as intended; and that there will be no material adverse change affecting the Company or its properties; and such other assumptions as set out herein.  Forward-looking statements are made as of the date hereof and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on forward-looking statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission ("SEC"), and reserve and resource information contained in this news release may not be comparable to similar information disclosed by U.S. companies. In particular, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. You are cautioned not to assume that resources will ever be converted into reserves. You should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. You should also not assume that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. You are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC, and reserves reported in compliance with NI 43-101 may not qualify as "reserves" under SEC standards. Accordingly, information concerning mineral deposits set forth in this news release may not be comparable with information made public by companies that report in accordance with U.S. standards.